Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 5, 2018

to

Prospectus dated May 2, 2018

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated May 2, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

Proposed Modification of Certain Share Classes

In connection with our proposed change from a daily to monthly NAV REIT, we intend to, among other things: (1) change the name of our Class S shares to Class F shares and change the name of our Class T-C shares to Class S shares; (2) change the upfront selling commissions and dealer manager fees payable with respect to our Class T shares issued in the primary offering to up to 3.0% and 0.5%, respectively, of the transaction price per Class T share, and change the upfront selling commissions payable with respect to our Class S shares issued in the primary offering to up to 3.5% of the transaction price per Class S share; (3) change the ongoing stockholder servicing fees payable with respect to Class T shares to 0.85% per annum; and (4) change the aggregate underwriting cap associated with our Class T shares and Class S shares to 8.75%. We expect that all selling commissions and dealer manager fees will be re-allowed to participating broker-dealers, unless a participating broker-dealer declines to accept all or some portion of the dealer manager fee it is otherwise eligible to receive.